EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)	Three
	Months
	Ending	Fiscal Years
	Jan. 2,
	2010	2009	2008	2007	2006	2005
Earnings:
Income (loss) from continuing operations
before income taxes	$236	$(543)	$154	$410	$(268)	$441
Add: Fixed charges	98	388	272	278	325	277
Add: Amortization of capitalized interest	1	4	4	3	3	2
Less: Capitalized interest	(2)	(3)	(3)	(2)	(8)	(6)
Total adjusted earnings	333	(154)	427	689	52	714

Fixed Charges:
Interest	69	289	212	228	263	226
Capitalized interest	2	3	3	2	8	6
Amortization of debt discount expense	11	38	3	4	5	6
Rentals at computed interest factor (1)	16	58	54	44	49	39
Total fixed charges	$98	$388	$272	$278	$325	$277

Ratio of Earnings to Fixed Charges	3.40	-	1.57	2.48	-	2.58

Insufficient Coverage	$-	$542	$-	$-	$273	$-

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.